UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 25, 2010, entitled "New board-members suggested in Statoil”.

New board-members suggested in Statoil

The Nomination committee in Statoil (OSE:STL, NYSE:STO) is recommending to the company’s corporate assembly to elect Lady Barbara Judge and Bjørn Tore Godal as new members of Statoil’s board of directors.

The Nomination committee is recommending the corporate assembly to re-elect Svein Rennemo (chair of the board), Marit Arnstad (deputy chair of the board), Roy Franklin, Grace Reksten Skaugen and Jakob Stausholm as members of the board of directors.

Kjell Bjørndalen and Elisabeth Grieg have both informed the nomination committee they did not want re-election to the board.

Lady Barbara Judge holds American and British citizenships. Judge has for 10 years served as a commercial lawyer focusing on securities and corporate finance. In 1980 she became the youngest person ever appointed by The President of The United States to the position as Commissioner, US Securities and Exchange Commission. Between 1984 and 1994 she held a number of senior executive positions within the financial industry. Since 1994 she has built and developed a broad portfolio of public and private Non-Executive and Advisory roles focused on energy and regulatory frameworks. She has inter alia served as Chair of the UK Atomic Energy Authority from 2004 to 2010, has been Deputy Chair of the Financial Reporting Council, the UK Regulatory Authority for Accounting and Corporate Governance, Board member of The Energy Group of the UK Department of Trade and Industry and has recently been elected Chairman of the UK Pension Protection Fund. From 2000 – 2005 Judge was a founder and Executive Chairman of Private equity Investor PLC in London. Lady Barbara Judge is a J.D from New York University Law School and holds a Bachelor of Art in History from University of Pennsylvania.

Bjørn Tore Godal is a Norwegian citizen. He has served as Minister for Trade and Shipping, Minister for Defence and Minister of Foreign Affairs for a total of eight years between 1991 and 2001. He was elected member of the Norwegian parliament for fifteen years in the period 1986 - 2001. From 2003 – 2007 he served as Norwegian ambassador to Germany and from 2007 – 2010 as special advisor to the Minister of Foreign Affairs on energy- and climate related issues. He has held board memberships with UMOE ASA and Forretningsbanken. Godal holds a Bachelor of Art degree from the University of Oslo in political science, history and sociology.

Information on the existing members of the board is to be found at www.statoil.com.

The election to Statoil’s board of directors takes place in the company’s corporate assembly at Tuesday August 31. The elections will be effective from September 1 2010 and the election period is until next ordinary elections to the board of directors in 2012.

Contact persons:

  Olaug Svarva, chair of the Nomination Committee.
  All enquiries through Statoil Corporate Press Office, Jannik Lindbæk, +47 977 55 622.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 25, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer